INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

February 28, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the 361 Absolute Alpha Fund (the “Fund”)

This letter summarizes the comments provided by Mr. Chad Eskildsen of the Staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 23, 2013, regarding Post-Effective Amendment No. 302 to the Registrant’s Form N-1A registration statement with respect to the 361 Absolute Alpha Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 322 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses Table

1.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment adviser that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response:  The Registrant has filed a copy of the fee waiver agreement in Post-Effective Amendment No. 121 filed with the Commission on December 29, 2010.  The fee waiver agreement is automatically renew for a one year term subject to annual approval by the Trust’s Board.  The Registrant confirms that the term of the contractual waiver is for a one year term through February 28, 2014.

2.  Confirm whether estimated acquired fund fees and expenses are anticipated to be greater than one basis point.  If yes, include such estimated acquired fund fees and expenses in the Fees and Expenses Table.

Response: The Registrant currently estimates that the expenses of the ETFs in its portfolio (the acquired fund fees and expenses) will be 4 basis points.  The Fees and Expenses Table has been updated to reflect such estimated expenses.

3.  Provide the completed Fees and Expenses table to the staff before the effective date of the Amendment.

Response:  The completed Fees and Expenses table is included in the Amendment.

Principal Investment Strategies – Summary Section

4.  Please define “ETF” and “ETNs”.

Response:  The suggested change has been made to the Amendment.

Principal Risks of Investing

5.  Please add disclosure that the advisor’s modeling risk may not achieve the intended result in the “Management and strategy risk” disclosure.

Response:  The following disclosure has been added to the Amendment.

“Furthermore, the investment process used by the advisor could fail to achieve the Fund's investment objective and cause your investment to lose value.”

Performance

6.  Please move the description of HFRH Index paragraph on page 5 of the Prospectus to the introductory paragraphs under the heading “Performance,” above the bar chart

Response:  The Fund has made the requested change.

Fund Expenses

7.  Please revise disclosure in 2nd paragraph to make clear that the Advisor may recapture previously waived fees and/or reimbursed expenses only at the same expense rate that was in effect when the waiver and/or expense reimbursement incurred.

Response:  The statement has been revised as follows:

“This reimbursement may be paid by the Fund if the aggregate amount of operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the current limitation on Fund expenses or the limitation on Fund expenses in place at the time of the fee waiver or expense reimbursement.“

Payment of Redemption Proceeds

8. 2nd paragraph, first sentence states that the Fund will not honor redemption request if the purchase check has not been clear.  Please revise disclosure as funds cannot reject redemption orders.

Response:  The Fund has made the requested change.

STATEMENT OF ADDITIONAL INFORMATION

9.  With respect to the sub-section entitled “SWAP Agreements,” acknowledge that the Fund has considered the staff’s Concept Release No. 29-776 to the Investment Company Institute, dated August 31, 2011, regarding derivatives-related disclosures by investment companies.

Response:  The Fund has considered the ICI Derivatives Letter in connection with preparing its derivatives-related disclosures in the Amendment.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer

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